January 31, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

RE:	Provident Mutual Funds, Inc.

Ladies and Gentlemen:

We represent Provident Mutual Funds, Inc. (the “Company”) in connection with its filing of Post- Effective Amendment No. 39 (the “Post-Effective Amendment”) to the Company’s Registration Statement (Registration Nos. 33-06836; 811-04722) on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940.  The Post-Effective Amendment is being filed pursuant to Rule 485(b) under the Securities Act.

We have reviewed the Post-Effective Amendment and, in accordance with Rule 485(b)(4) under the Securities Act, we hereby represent that the Post-Effective Amendment does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Susan M. Hoaglund

Susan M. Hoaglund

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